FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August, 2018

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated August 29, 2018, announcing that Gazprom Space Systems and Gilat Sign $18M Contract to Provide Broadband Connectivity Across Russia over New Yamal 601 Ka Satellite.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated August 29, 2018	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

Gazprom Space Systems and Gilat Sign $18M Contract to
Provide Broadband Connectivity Across Russia over New
Yamal 601 Ka Satellite

Additionally, Cooperation Agreement signed for joint development of communication projects such as IFC and railway transport

Moscow, Russia and Petah Tikva, Israel, August 29, 2018 – Gazprom Space Systems (GSS), international satellite operator, and Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, signed the contract with an estimated value of $18M, to provide broadband connectivity across Russia. Gilat will deliver its’ multiservice platform and user terminals to operate over the new Yamal 601 Ka satellite. The companies also signed today a Cooperation Agreement for joint development of communication projects such as IFC, and railway transport.

The Yamal 601 Ka satellite is expected to be launched in 2019 and will provide broadband coverage for both the European and Asian regions of Russia. The satellite’s 32 beams will be lighted up by Gilat’s two SkyEdge II-c gateways to be installed in the Central and Siberian Federal Districts.

This first phase of the project consists of gateways for utilizing one-third of the satellite’s capacity and includes the delivery of tens of thousands of Gilat’s terminals with the advanced efficiency-driven DVB-S2X technology. An expansion of the project is expected when additional capacity will be required for further service.

Gilat’s highly efficient platform, supporting a broad portfolio of VSAT solutions, will enable GSS to provide high quality affordable broadband to various market segments. Gilat’s Scorpio VSATs will deliver consumer broadband to the most remote locations, while Gilat’s Capricorn VSATs will enable the rural regions to benefit from corporate connectivity and shared access.

Additionally, GSS and Gilat agreed to engage in further business cooperation including joint development to expand both regional and global coverage for fixed and mobile platforms, as reflected in the signed Cooperation Agreement. The Agreement calls for IFC coverage over Russia and abroad supported by multiple Ka and Ku satellites from GSS and other satellite operators, taking advantage of Gilat’s dual-band Ku/Ka antenna. The plans also include provision of communication services to passengers of railway transport with Gilat’s on-the-move terminals and GSS satellite capacity.

“GSS is pleased to collaborate with Gilat for Ka broadband coverage across Russia and to further extend our partnership to future projects,” said Dmitry Sevastiyanov, Director General of Gazprom Space Systems. “We chose Gilat’s platform due to its high efficiency and its flexibility to support multiple applications today and tomorrow.”

“Gilat is honored to be selected by GSS as the ground segment provider for its Yamal 601 Ka satellite and is excited about the potential of additional cooperation for future joint development projects,” said Michal Aharonov, VP Commercial at Gilat. “This partnership is a significant step for Gilat in Russia as an enabler of high-quality affordable broadband to the people of Russia in a variety of markets.”

About Gazprom Space Systems
 JSC Gazprom Space Systems is a Russian satellite operator providing satellite capacity in the Russian and international markets.

GSS has created, operates and develops a satellite communication system based on an orbital constellation composed of four satellites: Yamal-202 (49˚E), Yamal-300K (183˚E), Yamal-402 (55˚E) and Yamal-401 (90 ° E).

Thanks to wide service areas covering a significant part of the Eastern hemisphere and high technical characteristics of satellites, GSS’ capacity is in high demand and is used in more than 100 countries worldwide.

The developed ground infrastructure of the company allows to provide all kinds of satellite communication services in Russia.

In 2019, the space fleet of GSS will be replenished with a new HTS satellite Yamal-601 that will replace Yamal-202 and enable the development of a new business for Ka-band broadband services provision.

About Gilat
 Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-look ng within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:

Gilat Satellite Networks
Doreet Oren, Director Corporate Communications
DoreetO@gilat.com

Comm-Partners LLC
June Filingeri, President
JuneFil@optonline.net